TWISTED ESCAPE ROOM, LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Twisted Escape Room LLC
State of Organization	Massachusetts
Date Company Was Formed	April 12th, 2018
Kind of Entity (Check One)	Limited Liability Company
Street Address	42 Woodleigh Rd Watertown, MA 02472
Website Address	https://twistedescaperoom.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Jonathan Griffin	
All positions with the Company and How Long for Each Position	Position Co-Founder	How Long Since Incorporation
Business Experience During Last Three Years	Software Engineer for: Trip Advisor, Athena Health, and Google.	
Principal Occupation During Last Three Years	Software Engineer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	

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If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Google, LLC	Business Internet Services
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Athena Health, Inc	Business Healthcare and point-of-care mobile apps
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Trip-Advisor, Inc	Business Travel and restaurant website company

Name	Abigail O'Leary	
All positions with the Company and How Long for Each Position	Position Co-Founder	How Long Since Incorporation
Business Experience During Last Three Years	Medical Secretary/Part-Time Makeup Artist	
Principal Occupation During Last Three Years	Medical Secretary	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Mount Auburn Hospital (Apr 2016 - Apr 2018)	Business Healthcare

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Jonathan Griffin
Name	Abigail O'Leary

§227.201(d) – The Company's Business and Business Plan

The Problem:

Salem has a lot of bars, restaurants, and art. It has a lot of history, and museums. What it lacks is stuff to do. There's tourists walking around (roughly 770,000 of them a year) and plenty of locals, but little in the way of activities.

The Solution:

We intend to create fun and exciting experiences that will appeal to both tourists looking for exciting and new things to do in Salem and locals looking for a group activity on a night or afternoon out.

Why Twisted Escape:

We're well-positioned to build an escape room because we have experience and technology. We're an existing business with one escape room open in Salem already, and we're looking to expand and build out our second and third experience in the same location. We have existing customers who would love to come back (they've told us!), and 5 star ratings on TripAdvisor and Google.

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Our production value and storytelling provide the highest quality escape experience in the greater Salem area, with an immersive narrative that is both memorable and entertaining.

Market Analysis:
The Salem/Danvers/Peabody/Beverly area sees over 1mm annual tourists, with Salem being the epicenter, and sees over $100M in annual tourist spending. Additionally, escape rooms in general, draw from a wide berth of the population, and will attract enthusiasts from further away, including Boston and Cambridge. The potential market is enormous relative to the revenue needs of the business.

Additionally, Escape Rooms are defined as being in the growth cycle of the industry, with the unique advantage of being brick & mortar, while still enjoying a high-growth trajectory in public interest.

Earned user acquisition, defined as zero-cost (not paid) acquisition, grows with industry interest, as tourists will search for escape rooms in their local areas. In the past 4 years, using Massachusetts Google Trends Data, the search volume for "Escape Room" has growth from an index of 1 in 2014 to an average monthly index of 15+ in 2018.

Competitive Analysis:
One of the strongest competitive synergies of Escape Rooms is that once a user completes an Escape Room, they look for others in the area, so as the overall industry grows, there are natural commonalities and partnership opportunities between regional escape rooms. Furthermore, there is an opportunity to eventually consolidate the industry to build off of those relationships and begin utilizing margins of scale to lower operating costs.

We compete directly with Escape Room Salem, which is in the Museum Place mall area.

We compete more indirectly with 3 escape rooms in the greater Essex County area and other forms of ticket-based entertainment (such as movies, mini-golf, concerts)

Business Model:
Our primary revenue generator is ticket sales. For each room, turnover is ~90 minutes, allowing for 8 group bookings daily. Our current price per ticket is $30, leading to $200 in gross revenue per escape experience.

The primary cost associated with an escape room is build-out and design. Once an escape room is completed the only recurring costs are staffing and marketing.

We will also explore secondary revenue options, including event contracting (mobile escape room experiences) and branded merchandise.

Entrepreneur Bios:
Name: Abby O'Leary
Role: CoFounder
Bio: Abby O'Leary has been on the scene since 2007, and has been honing her skills since then. Skilled in makeup with a degree from New Image College of Fine Arts she has worked with multiple artists and has crafted many sets. Abby brings her attention to detail and immersion to each and every person who experiences the escape room.

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Name: Jon Griffin

Role: CoFounder

Bio: Jon is a Google Engineer with 15 years of Software Development experience applicable to programming the IoT devices used in creating Escape Room magic. He brings game design experience as well, having collaborated on the development of, and story-told for, the Dystopia Rising national LARP franchise.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 7 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$40,000
Offering Deadline	March 15, 2019

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Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$2,400	$6,420
Build Second Experience	$13,800	$15,300
Build Third Experience	$13,800	$15,300
Build Pop-Up Experience	$0	$15,000
Working capital	$10,000	$54,980
TOTAL	$40,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days

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before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(ᴋ) – Mᴀᴛᴇʀɪᴀʟ Cʜᴀɴɢᴇs

Required Statement
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(ʟ) – Pʀɪᴄᴇ ᴏꜰ ᴛʜᴇ Sᴇᴄᴜʀɪᴛɪᴇs

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(ᴍ) – Tᴇʀᴍs ᴏꜰ ᴛʜᴇ Sᴇᴄᴜʀɪᴛɪᴇs

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.5×

PERCENTAGE OF REVENUE*
4% - 7%**

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SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2024

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 4.0% and a maximum rate of 7.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	4%
$56,750	4.8%
$73,500	5.5%
$95,900	6.5%
$107,000	7%

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.

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• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Revenue Sharing Notes Offered to Investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Jonathan Griffin	50%
Abigail O'Leary	50%

How the Exercise of Voting Rights Could Affect You

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You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we will ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Founder Debt	$100,000	5%	12/31/2019	Founder debt is subject to maturity extension and subordinated to all other third party debt.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

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§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in April 2018 and has recently begun revenue-generating operations. As such, there are limited financial statements and information for the investor to review. Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and expansion. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) for these purposes.

As of December 31, 2018, since inception the Company has generated $2,708 of revenue and incurred $116,991 of expenses. The large gap between revenue and expenses is primarily since the Company spent the majority of 2018 securing a location and building out the facility and only recently began revenue generating operations. The majority of expenses were comprised of salaries, rent, supplies, & advertising.

As of December 31, 2018, the Company has total assets of $111,541, which primarily consists of cash, fixed assets, and security deposit. As of that date, the Company has total liabilities of $100,669 and equity of $10,872. Liabilities primarily consist of loan from members of $100,000 (as described in §227.201(p) of this Form C), with only $669 of current liabilities.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements
    Please see Appendix B for historical financial statements

Pro Forma Income Statement
    In order to illustrate the future earning potential of the Company, the Company provided a summary of its 7-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

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	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Revenue	$152,750	$301,740	$396,240	$455,676	$512,636	$563,899	$580,816
Direct Costs	$7,326	$14,417	$18,906	$21,742	$24,460	$26,906	$27,713
Gross Profit	$145,424	$287,323	$377,334	$433,934	$488,176	$536,993	$553,103
Operating Expenses							
Salaries & Wages	$89,520	$92,076	$94,760	$108,974	$122,596	$134,855	$138,901
Employee Related Expenses	$17,904	$18,415	$18,952	$21,795	$24,519	$26,971	$27,780
Rent	$88,936	$91,600	$93,408	$96,210	$99,097	$102,069	$105,132
Gross Up (Property Tax, General Building Insurance etc.)	$21,000	$21,000	$21,000	$21,630	$22,279	$22,947	$23,636
Heat	$3,600	$3,600	$3,600	$3,708	$3,819	$3,934	$4,052
Insurance	$2,198	$4,400	$4,400	$4,532	$4,668	$4,808	$4,952
Electricity	$3,000	$3,000	$3,000	$3,090	$3,183	$3,278	$3,377
Google Adwords	$25,000	$12,000	$12,000	$12,360	$12,731	$13,113	$13,506
Facebook Ads	$7,200	$7,200	$7,200	$7,416	$7,638	$7,868	$8,104
Flyer Marketing	$1,800	$1,800	$1,800	$1,854	$1,910	$1,967	$2,026
Other Marketing	$4,800	$4,800	$4,800	$4,944	$5,092	$5,245	$5,402
Bookkeeping & Payroll (PayChex)	$11,200	$9,600	$9,600	$9,888	$10,185	$10,490	$10,805
Game Control System	$840	$840	$840	$865	$891	$918	$945
Town Fees	$458	$500	$500	$515	$530	$546	$563
Internet	$720	$720	$720	$742	$764	$787	$810
Phones	$600	$600	$600	$618	$637	$656	$675
Business Planning Assistance	$180	$180	$180	$185	$191	$197	$203
Email	$120	$120	$120	$124	$127	$131	$135
LLC Legal Filings	$0	$520	$520	$536	$552	$568	$585
Bookings System (Xola)	$2,400	$2,400	$2,400	$2,472	$2,546	$2,623	$2,701
Web (GoDaddy & Amazon AWS)	$240	$240	$240	$247	$255	$262	$270
Basecamp	$1,089	$1,188	$1,188	$1,224	$1,260	$1,298	$1,337
Zapier	$220	$240	$240	$247	$255	$262	$270
Wevideo	$55	$60	$60	$62	$64	$66	$68
Total Operating Expenses	$283,080	$277,099	$282,128	$304,237	$325,787	$345,859	$356,235
Operating Income	-$137,656	$10,224	$95,206	$129,697	$162,388	$191,134	$196,868
MainVest Revenue Note (1)	$ 10,693	$ 21,122	$ 27,737	$ 31,897	$ 21,052	$ -	$ -
Total Amount Repaid (1)		$ 31,814	$ 59,551	$ 91,448	$ 112,500	$ 112,500	$ 112,500

(1) Assumes a MainVest final offering of $75,000 If the final offering amount is lower than $75,000, the total debt payments are expected to be lower.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

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§227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://twistedescaperoom.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - Additional information included in the form C

The table below contains information from the Company's tax returns for the most recent fiscal year-end and the prior fiscal year-end, if available.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

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AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

REAL ESTATE RISK

The Company has a 5 year lease on a commercial property where it conducts business. To the extent that this commitment creates a claim on cash flows, it may impact your investment. In the event that changes to the area make the location no longer commercially viable, you may lose your investment.

LIMITED SERVICES

The Company operates with a very limited scope, offering only escape room services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has only a single month of revenue for investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the entertainment industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS



Twisted Escape Room LLC

BALANCE SHEET (Unaudited)

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CSB Checking	46,978.02
Total Bank Accounts	**$46,978.02**
Total Current Assets	**$46,978.02**
Fixed Assets	
Equipment	6,455.10
Furniture & Fixtures	1,600.96
Leasehold Improvements	37,491.19
Total Fixed Assets	**$45,547.25**
Other Assets	
Security Deposits	19,016.00
Total Other Assets	**$19,016.00**
TOTAL ASSETS	**$111,541.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Jon's Personal Credit Cards	669.00
Total Credit Cards	**$669.00**
Total Current Liabilities	**$669.00**
Long-Term Liabilities	
Loan from Members	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$100,669.00**
Equity	
Partner Contributions - JG	125,156.00
Retained Earnings	
Net Income	-114,283.73
Total Equity	**$10,872.27**
TOTAL LIABILITIES AND EQUITY	**$111,541.27**



Twisted Escape Room LLC

PROFIT AND LOSS (Unaudited)

January - December 2018

	TOTAL
Income	
Sales	2,707.72
Total Income	**$2,707.72**
GROSS PROFIT	**$2,707.72**
Expenses	
Advertising & Marketing	7,709.60
Bank Charges & Fees	23.02
business license & Permits	60.00
Car & Truck	264.19
Insurance	3,449.00
Legal & Professional Services	50.00
Meals & Entertainment	1,999.73
Office Expense	1,895.98
Office Supplies & Software	2,300.49
Other Operational Cost	199.64
Outside Data Serives	2,480.50
Postage & Delivery	394.17
Rent & Lease	15,722.36
Repairs & Maintenance	498.50
Salaries & Wages	53,685.96
Payroll Processing Cost	599.25
Total Salaries & Wages	**54,285.21**
Supplies & Materials	18,491.55
Taxes & Licenses	669.00
Telephone	155.46
Travel	407.02
Utilities	1,854.82
Website	4,081.21
Total Expenses	**$116,991.45**
NET OPERATING INCOME	**$ -114,283.73**
NET INCOME	**$ -114,283.73**



Twisted Escape Room LLC

STATEMENT OF CASH FLOWS

(Unaudited)

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-114,283.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Jon's Personal Credit Cards	669.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**669.00**
Net cash provided by operating activities	**$ -113,614.73**
INVESTING ACTIVITIES	
Equipment	-6,455.10
Furniture & Fixtures	-1,600.96
Leasehold Improvements	-37,491.19
Security Deposits	-19,016.00
Net cash provided by investing activities	**$ -64,563.25**
FINANCING ACTIVITIES	
Loan from Members	100,000.00
Partner Contributions - JG	125,156.00
Net cash provided by financing activities	**$225,156.00**
NET CASH INCREASE FOR PERIOD	**$46,978.02**
CASH AT END OF PERIOD	**$46,978.02**

I, Jonathan Griffin, certify that:

(1) The financial statements of Twisted Escape Room LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Twisted Escape Room LLC have not been included in this Form as Twisted Escape Room LLC has only been formed on 4/12/18 and has not filed a tax return to date.

DocuSigned by:

6E5B59B8321442A...

Name: Jonathan Griffin
Title: Co-Founder